UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2014

COMMISSION FILE NUMBER 001-31811

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 26, 2014, the Board of Directors of Woori Finance Holdings Co., Ltd. (the “Company”) passed a resolution to further amend the previously announced plan to spin-off the Company’s businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, as initially disclosed in Exhibit 99.2 to the Report on Form 6-K submitted by the Company on August 27, 2013 (the “Original Spin-off Plan”). The Original Spin-off Plan had previously been amended and restated as set forth in Exhibit 99.1 to the Report on Form 6-K submitted by the Company on December 6, 2013 and was further amended as set forth in the Reports on Form 6-K submitted by the Company on January 7, 2014 and February 7, 2014 (as so amended, the “Amended Spin-off Plan”).

Pursuant to the resolution passed by the Board of Directors of the Company on February 26, 2014, the Amended Spin-off Plan has been further amended as follows. Capitalized terms used below have the meanings given to them in the Amended Spin-off Plan.

- Changes to certain key dates relating to the Spin-off, including:

		Before the Amendment	After the Amendment[1]
Record date for share allotment		February 28, 2014	April 30, 2014
Date of the Spin-off		March 1, 2014	May 1, 2014
Meeting of the shareholders of the Surviving Company for report of the Spin-off and inaugural meetings of shareholders of the Spin-off Companies[2]		March 3, 2014	May 2, 2014
Registration of the Spin-off		March 3, 2014	May 2, 2014

Others	Period of trading suspension	February 27, 2014 to 1 day prior to the date of modified listing	April 29, 2014 to 1 day prior to the date of modified listing
	Period for submission of old share certificates	January 29, 2014 to February 28, 2014	January 29, 2014 to April 30, 2014
	Date of modified listing	March 17, 2014	May 22, 2014
	Date of the relisting of the Spin-off Companies	March 17, 2014	May 22, 2014

[1]	Tentative and subject to further amendment.
[2]	Such shareholder meetings may be replaced by resolutions of the Board of Directors of the relevant companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

By:	/s/ Seung-Gyu Kim
(Signature)
Name:	Seung-Gyu Kim
Title:	Executive Vice President

Date: February 26, 2014